Exhibit 99.1

G. WILLI-FOOD INTERNATIONAL LTD.
4 Nahal Harif Street, Northern Industrial Zone, Yavne 8122216, Israel
Tel: 972-8-9321000; Fax: 972-8-9321003

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
  TO BE HELD ON NOVEMBER 21, 2019

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders (the “Meeting”) of G. Willi-Food International Ltd. (the “Company”) will be held on November 21, 2019, at 4:00 p.m. Israel time, at the offices of the Company, 4 Nahal Harif Street, Northern Industrial Zone, Yavne 8122216, Israel, for the following purposes:

1.
Re-election of Messrs. Zwi Williger, Joseph Williger, Gil Hochboim and Victor Bar as directors of the Company, each to hold office subject to the Company’s Articles of Association and the Israeli Companies Law, 5759-1999 (the "Companies Law");

2.
Appointment of BDO Ziv Haft as the Company's independent accounting firm for the year ending on December 31, 2019 and for the period until the next Annual General Meeting of the Company's shareholders;

In addition, at the Meeting, the shareholders will be requested to consider the financial statements of the Company for the fiscal year ended December 31, 2018, together with the report of the auditors thereon and the report of the Board for such year.

Shareholders may transact such other additional business as may properly come before the Meeting or any adjournment or postponement thereof.

One or more shareholders holding at least one percent of the voting rights at the Meeting may apply to the Company's Board of Directors in accordance with the provisions of section 66 (b) of the Companies Law to include a matter on the agenda of the Meeting until October 24, 2019. Should the Board of Directors find that said matter is appropriate to be discussed at the Meeting, the Company will publish an updated agenda.

Shareholders of record at the close of business on October 16, 2019, (the “Record Date”), are entitled to participate and to vote at the Meeting and at any adjournment or postponement thereof. Each shareholder of record is entitled to one vote for each Ordinary Share held by him/her upon each of the matters on the Meeting’s agenda.

All shareholders are cordially invited to attend the Meeting in person. Shareholders who will not attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and to return it promptly, no later than 48 hours prior to the Meeting (i.e., no later than November 19, 2019 at 4:00 p.m. Israel time ), to the offices of the Company or to the offices of the Company's transfer agent, American Stock Transfer & Trust Company, LLC, using the enclosed envelope. No postage is required if mailed in the United States. Return of your proxy does not deprive you of your right to attend the Meeting and to vote your Ordinary Shares in person.

A shareholder who wishes to vote at the Meeting but is unable to attend in person may appoint a representative to attend the Meeting and vote in his/her behalf. In order to do so, such shareholder must execute an instrument of appointment and deposit it at the offices of the Company (or its designated representative) no later than 48 hours prior to the Meeting (i.e., no later than November 19, 2019 at 4:00 p.m. Israel time ).

The following Proxy Statement contains additional information with respect to the matters on the agenda.

Shareholders may, at their request and subject to the provisions of the law, review documents related to the Meeting’s agenda at the offices of the Company, 4 Nahal Harif Street, Northern Industrial Zone, Yavne 8122216, Israel, on (Israeli) business days (Sundays to Thursdays) between 9:00 a.m. to 5:00 p.m. Israel time following previous coordination with the Company’s principal financial officer, Mr. Yitschak Barabi (phone number +972-8-9321000, fax number +972-8-9321003).

By order of the Board of Directors

/s/ Joseph Williger

Joseph Williger

Co-Chairman of the Board of Directors	Dated: Yavne, Israel, October 17, 2019

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G. WILLI-FOOD INTERNATIONAL LTD.
4 Nahal Harif Street, Northern Industrial Zone,
Yavne 8122216, Israel

PROXY STATEMENT

This proxy statement is furnished to the Company’s shareholders in connection with the solicitation by the Board of Directors of G. Willi-Food International Ltd. (the “Company”) of proxies to be voted at the Annual General Meeting (the “Meeting”) of the Company to be held on November 21, 2019 at 4:00 p.m. Israel time at the offices of the Company, 4 Nahal Harif Street, Northern Industrial Zone, Yavne 8122216, Israel, and at any adjournment or postponement thereof. This proxy statement and the proxies solicited hereby will be sent or delivered to shareholders on or about October 23, 2019.

General Information

Proxies for use at the Meeting are being solicited by the Board of Directors of the Company (the “Board”). A form of proxy for use at the Meeting is attached. All Ordinary Shares of the Company, nominal value NIS 0.1 per share (the “Ordinary Shares”), represented at the Meeting by properly executed proxies received by the Company at its offices or at the offices of the Company’s transfer agent, American Stock Transfer & Trust Company, LLC, at least 48 hours prior to the Meeting (i.e., no later than November 19, 2019 at 4:00 p.m. Israel Time) and which are not revoked, will be voted at the Meeting in accordance with the instructions contained therein. If the shareholder executing or revoking a proxy does so under a power of attorney or other authorization, including an authorization by a corporation’s board of directors or shareholders, he/she must send the Company the original or a duly certified copy of such power of attorney or authorization. A proxy may be revoked by a shareholder at any time prior to its use by voting in person at the Meeting, by executing a later proxy (provided that such later proxy is received within the above-referenced time period), or by submitting a written notice of revocation to Mr. Yitschak Barabi, the Company’s principal financial officer, at the offices of the Company prior to the Meeting. If the proxy is properly signed by the shareholder and is not revoked, it will be voted at the Meeting. If a shareholder specifies how the proxy is to be voted, the proxy will be voted in accordance with such specification. Otherwise, subject to applicable law and stock exchange regulations, the proxy will be voted in favor of the matters described herein.

The presence in person or by proxy of two or more shareholders representing no less than 25% of the outstanding Ordinary Shares entitled to vote at the Meeting will constitute a quorum enabling the Meeting to be conducted. According to the Company’s Articles of Association, if a quorum is not present within half an hour of the time scheduled for the commencement of the Meeting, the Meeting shall be automatically adjourned to one week thereafter at the same time and place, or to a time and place as the Board shall determine by notice to the shareholders (the “Adjourned Meeting”). If a quorum is not present within half an hour of the time scheduled for the Adjourned Meeting, it shall be held as planned with the participation of any number of shareholders holding any number of voting rights.

Proxies will be solicited primarily by mail; however, officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefore, may solicit proxies by telephone, fax or other forms of contact. Copies of solicitation materials will be furnished to banks, brokerage firms, nominees, fiduciaries and other custodians holding Ordinary Shares (in their names or for other shareholders) who ask to receive proxy materials and obtain proxies for the beneficial owners of Ordinary Shares. The Company will bear the cost of such solicitations, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

Vote Required for Approval

The adoption of resolutions 1 and 2 as described herein is contingent upon, in each case, the favorable vote of a simple majority of the Company’s shareholders attending and voting at the Meeting. The Company’s audited financial statements for the year ended on December 31, 2018 are raised at the Meeting for discussion only.

Only shareholders of record at the close of business on October 16, 2019 (the “Record Date”) are entitled to vote at the Meeting. At the close of business on the Record Date, 13,217,017 Ordinary Shares were outstanding and eligible for voting at the Meeting. Each shareholder of record is entitled to one vote for each Ordinary Share held by him/her upon each matter on the Meeting’s agenda.

Shareholders may, at their request and subject to the provisions of the law, review documents related to the Meeting’s agenda at the Company’s offices, 4 Nahal Harif Street, Northern Industrial Zone, Yavne 8122216, Israel, on (Israeli) business days (Sundays to Thursdays) between 9:00 a.m. to 5:00 p.m. Israel time following previous coordination with the Company’s principal financial officer, Mr. Yitschak Barabi  (phone number +972-08-9321000, fax number +972-08-9321003).

To the extent a shareholder would like to state his/her position with respect to any of the matters described in this proxy statement, in addition to any right he/she may have under applicable law, he/she may state such position pursuant to the regulations under the Israeli Companies Law, 5759-1999 (the “Companies Law”) by delivery of a notice to the Company’s offices not later than November 11, 2019. The Board shall respond to such notice no later than November 16, 2019.

Security Ownership of Certain Beneficial Owners

The following table sets forth, as of October 16, 2019, the number of Ordinary Shares beneficially owned by each shareholder known to the Company to own more than 5% of the Ordinary Shares. The information presented in the table is based on 13,217,017 Ordinary Shares outstanding as of October 16, 2019.

All of the shareholders of the Company, including Willi-Food Investments Ltd., the Company’s controlling shareholder ("Willi-Food Investments"), have the same number of votes for each Ordinary Share held by him/her. Accordingly, the major shareholder of the Company, Willi-Food Investments, has the same voting rights as those of the Company’s other shareholders. The Company believes that, as of October 16, 2019, 2,513,390 Ordinary Shares (approximately 19.01% of its outstanding Ordinary Shares) were held by persons who were not officers, directors or owners of 5% or more of the Company’s outstanding Ordinary Shares.

Name and Address	Number of Ordinary Shares Beneficially Owned	Percentage of Ordinary Shares
Willi-Food Investments(1)	8,200,542	62.05%
B.S.D. Crown Ltd. (formerly Emblaze Ltd.)(2)	8,971,617	67.88%
Joseph and Zwi Williger(3)	9,414,298	71.23%
Brian Gaines(4)	1,289,329	9.76%
All the Company’s directors and officers(5)	9,414,298	71.23%
(1)
Willi Food Investments’ securities are traded on the Tel Aviv Stock Exchange. The principal executive offices of Willi Food Investments are located at 4 Nahal Harif St., Northern Industrial Zone, Yavne 8122216, Israel.

(2)
Includes (i) 8,200,542 Ordinary Shares held by Willi-Food Investments and (ii) 771,075 Ordinary Shares held by B.S.D. Crown Ltd., Willi-Food Investments’ controlling shareholder ("BSD"); BSD may be deemed to beneficially own all the Ordinary Shares owned by Willi-Food Investments.

(3)
Willi-Food Investments is controlled by BSD, which directly owns 771,075 Ordinary Shares. Joseph Williger owns through YMDHI (a company wholly owned by him) 14.96% of BSD's outstanding shares (excluding dormant shares), and owns through YWMI (a company wholly owned by him) additional 9.28% of BSD's outstanding shares (excluding dormant shares), and owns directly 4.52% of BSD's outstanding shares (excluding dormant shares) and collectively 28.76% of BSD's outstanding shares (excluding dormant shares), Mr. Joseph Williger holds the right to vote with those shares. In addition Zwi Williger owns through Zwi V & Co. Ltd. (a company wholly owned by him) 15.84% of BSD's outstanding shares (excluding dormant shares) and owns directly 12.9% of BSD's outstanding shares (excluding dormant shares), and collectively 28.74% of BSD's outstanding shares (excluding dormant shares) and holds the right to vote with those shares, which, if combined with Joseph Williger holdings', constitute holdings of 57.5% of BSD. In addition, Joseph Williger owns directly 12,000 Ordinary Shares and Zwi Williger owns directly 430,681 Ordinary Shares; accordingly, Joseph Williger and Zwi Williger may each be deemed to beneficially own 9,414,298 Ordinary Shares (comprised of 8,200,542 Ordinary Shares held directly by Willi-Food Investments, 771,075 Ordinary Shares held directly by BSD, 12,000 shares held directly by Joseph Williger and 430,681 shares held by Zwi Williger), or approximately 71.23% of the outstanding Ordinary Shares. According to the Schedule 13D filed on October 10, 2019 Joseph Williger and Zwi Williger may be deemed to constitute a "group" for purposes of Section 13(d) of the Securities Exchange Act of 1934; however, Zwi Williger and Joseph Williger have not acted in concert in connection with the transactions described herein and have not been, nor are they currently, parties to any voting or other arrangement with respect to their holdings in BSD, and they disclaim the existence of any such group.

(4)
Based on the Schedule 13G filed on February 8, 2019, this amount consists of 1,120,779 Ordinary Shares (representing 8.48% of the Company’s total shares outstanding) directly held by Springhouse Capital (Master), L.P. (the "Fund"), 128,959 Ordinary Shares owned by Mr. Gaines for his own account and additional 39,951 Ordinary Shares held by immediate family members in accounts Mr. Gaines controls and which Mr. Gaines may be deemed to beneficially own (in total representing 1.28% of the Company’s total shares outstanding). Based on said Schedule 13G, Mr. Gaines serves as managing member of Springhouse Capital Management G.P., LLC ("Springhouse") and as a director of Springhouse Asset Management, Ltd. (the "General Partner") and, as a result, may be deemed to beneficially own shares owned by the Fund. Springhouse is the general partner of Springhouse Capital Management, L.P. ("Management") and, as a result, may be deemed to beneficially own shares owned by the Fund. Management is the investment manager of the Fund and as a result, may be deemed to beneficially own shares owned by the Fund. The General Partner is the general partner of the Fund, and, as a result, may be deemed to beneficially own shares owned by the Fund.

(5)	Based on information provided to the Company, all of the Company's directors and officers as a group hold 9,414,298 Ordinary Shares representing 71.23% of the Company’s total shares outstanding.

PROPOSAL NO. 1	ELECTION OF DIRECTORS

The Board proposes that the following persons, all of whom are incumbent Directors, be re-elected as directors to serve in such office until the next Annual General Meeting of shareholders or until their respective successors have been duly elected: (i) Mr. Zwi Williger, (ii) Mr. Joseph Williger, (iii) Mr. Gil Hochboim and (iv) Mr. Victor Bar. Such nominees are to serve together with the External Directors of the Company. Unless authority to do so is withheld, it is intended that proxies solicited by the Board will be voted for the election of such nominees.

The following information with respect to each nominee recommended to be elected as Director is based upon the records of the Company and information furnished to it by the nominees.

Zwi Williger, 64, has been serving as active Co-Chairman of the Board (together with his brother, Mr. Joseph Williger) and as Chairman of the board of Willi-Food Investments since August 13, 2017 and June 12, 2017, respectively. Mr. Williger has also served as director of BSD since May 2017. In addition, from January 1994 until January 2016 he served as active chairman of the Board and as director and CEO of Willi-Food Investments. Prior to that, from the inception of the Company in 1994 and until 1997, Mr. Williger served as the Company’s director and Manager of Marketing Development. In addition, Mr. Williger served as the Company’s Chief Operating Officer from 1997 until 2011. Mr. Williger attended the Business Administration School of Fresno University in California and an Advanced Management Course at Harvard University.

Joseph Williger, 62, has been serving as active Co-Chairman of the Board (together with his brother, Mr. Zwi Williger) and as director of Willi-Food Investment since June 20, 2017 and June 12, 2017, respectively. He has also served as Chairman of the Board of BSD since May 2017. From January 1994 until September 2011 he served as the Company’s Chief Executive Officer and after that, from September 2011 until January 2016, served as president of the Company. Mr. Williger has also served as director of the Company between January 1994 and January 2016 and as Chairman of the Company's subsidiaries, WFD and Gold Frost Ltd., between 1996 and until 2001 and January 2016, respectively. Mr. Williger attended Business Administration studies at the California State University, Northridge, Los Angeles and Business Administration studies at the Bar Ilan University, Israel.

Gil Hochboim, 50, has been serving as director of the Company and of Willi-Food Investments since June 2017. He has also served as director of BSD since May 2017. Mr. Hochboim serves as CFO at S.R. Accord Ltd., a public company active in the non-bank credit field. Mr. Hochboim served as CEO of the Company and of Willi-Food Investments between 2011 and 2015. Mr. Hochboim is a certified public accountant in Israel and holds a B.A. in Business Management and Accounting from the Academic College of Management, Israel.

Victor Bar, 54, has been serving as independent director of the Company since June 2017. In addition, Mr. Bar serves as director of his own company, Victor Bar Consultants LTD. Since 2015 Mr. Bar has provided financial and other related services, including value estimation opinions for companies and entities. Between 2014 and 2016 Mr. Bar served as CFO of Edriel Israel Assets Ltd., a real estate public company traded on the Tel Aviv Stock Exchange. Between 2011 and 2014 Mr. Bar served as CFO of P2W Ltd., a company which provides water treatment and purification services for gold mines in Africa. Between 2007 and 2011 Mr. Bar served as a CFO of New Horizon Group Ltd., a real estate public company traded on the Tel Aviv Stock Exchange which operated mainly in east Europa, Latvia and the U.S. Mr. Bar holds a B.A. in Accounting and Economy from the Bar Ilan University and has been a certified public accountant in Israel since 1992.

Audit Committee

The Ordinary Shares are listed for quotation on the Nasdaq Capital Market and the Company is subject to the rules of the Nasdaq Capital Market applicable to listed companies. Under current Nasdaq rules, a listed company is required to have an audit committee consisting of at least three members, all of whom are independent Directors and financially literate and one of whom has accounting or related financial management expertise. The Board has determined that Mr. Idan Ben Shitrit (Chair), Ms. Einav Brar and Mr. Victor Bar qualify as independent Directors under the current Nasdaq requirements and are members of the Audit Committee.

The responsibilities of the Audit Committee under the Companies Law include, among others, identifying irregularities in the management of the Company's business, approving related party transactions as required by law, evaluating internal controls of the Company and evaluating the scope of work of the external auditor. Under Nasdaq rules, Audit Committee responsibilities include, among others, overseeing the accounting and financial reporting processes of the Company and auditing the Company’s financial statements.

Compensation Committee

Under the Companies Law, the compensation committee of a public company must consist of at least three members, and all of the external directors must be members of the Committee and constitute the majority thereof. The remaining members must be directors who qualify to serve as members of the audit committee under the Companies Law. Ms. Einav Brar (Chair), Mr. Idan Ben Shitrit and Mr. Victor Bar are members of the compensation committee and qualify to be members of the compensation committee under the Companies Law.

Among the responsibilities of the Compensation Committee under the Companies Law are to recommend to the Board the compensation policy for the Company's officers and to approve the terms of office and employment of the Company's officers in cases that require the approval of the Compensation Committee under law.

Independent Directors

The Company is a “Controlled Company” within the meaning of the Nasdaq rules because more than 50% of its voting power is held by Willi-Food Investments. As a Controlled Company, the Company is exempt from certain Nasdaq independence requirements, such as the requirement that a majority of the Board members be independent and the rules relating to independence of Directors approving nominations and executive compensation.

Each of the director nominees has attested to the Board and the Company that he complies with all requirements under the Companies Law for serving as a director per the statement substantially in the form attached hereto as Appendix A.

It is proposed that at the Meeting, the following Resolution be adopted:

“RESOLVED, that each of Messrs. Zwi Williger, Joseph Williger, Gil Hochboim and Victor Bar be, and hereby is, elected to hold office as a Director of the Company until the close of the next Annual General Meeting.”

The affirmative vote of the holders of a majority of the Ordinary Shares represented at the Meeting in person or by proxy and voting thereon is required for approval of this resolution.

The Board unanimously recommends that the shareholders vote FOR Proposal No. 1.

PROPOSAL NO. 2       APPOINTMENT OF INDEPENDENT ACCOUNTING FIRM

At the Meeting, pursuant to the approval and recommendation of the Company’s Audit Committee, the shareholders will be asked to approve the re-appointment of BDO Ziv Haft as the Company’s independent auditor until the end of the next Annual General Meeting of Shareholders.

In accordance with the Company’s Articles of Association, the Board has the authority to determine the fees paid to the independent auditor. As contemplated by the Sarbanes-Oxley Act of 2002, the Board delegated this authority to the Audit Committee.

For additional information about the fees paid to BDO Ziv Haft for 2018, please see Item 16C. “Principal Accountant Fees and Services”, in the Company’s Form 20-F for 2018.

It is proposed that at the Meeting, the following Resolution be adopted:

“RESOLVED, to approve the re-appointment of BDO Ziv Haft as the independent accounting firm of the Company for the year ending December 31, 2019 and for the period until the next Annual General Meeting of the Company’s shareholders, and to authorize the Board, upon recommendation of the Audit Committee, to determine their remuneration.”

 The affirmative vote of the holders of a majority of the Ordinary Shares represented at the Meeting in person or by proxy and voting thereon is necessary for approval of this resolution.

The Board recommend that the shareholders vote FOR Proposal No. 2.

INFORMATION ABOUT THE COMPANY

Copies of the Company’s audited financial statements for the fiscal year ended December 31, 2018, together with the report of the auditors thereon and the complete copy of the proposed resolutions, will be available for public inspection each day between October 17, 2019 and until November 20, 2019, between 9:00 a.m. and 5:00 p.m. at the Company’s offices at 4 Nahal Harif Street, Northern Industrial Zone, Yavne 8122216 Israel.

A copy of the Company’s financial statements for the year ended on December 31, 2017, together with the report of the auditors thereon, is available upon request by writing to Mr. Yitschak Barabi, the Company’s principal financial officer, G. Willi-Food International Ltd., 4 Nahal Harif Street, Northern Industrial Zone, Yavne 8122216 Israel.

Dated: October 17, 2019
By Order of the Board
Joseph Williger, co-Chairman of the Board of Directors

Appendix A Form of Statement of a Candidate to Serve as a Director

The undersigned, ____________________, hereby declares to G. Willi-Food International Ltd. (the “Company”), effective as of ____________________________, as follows:

I am making this statement as required under Section 224B of the Israeli Companies Law, 5759-1999 (the “Israeli Companies Law”). Such provision requires that I make the statements set forth below prior to, and as a condition to, the submission of my election as a director of the Company to the approval of the Company's shareholders.

I possess the necessary qualifications and skills and have the ability to dedicate the appropriate time for the purpose of performing my service as a director in the Company, taking into account, among other things, the Company's special needs and its size.

My qualifications were presented to the Company. In addition, attached hereto is a biographical summary, which includes a description of my academic degrees, as well as previous experience relevant for the evaluation of my suitability to serve as a director.

I am not restricted from serving as a director of the Company under any items set forth in Sections 2261, 226A2 or 2273 of the Israeli Companies Law, which include, among other things, restrictions relating to the appointment of a minor, a person who is legally incompetent, a person who was declared bankrupt, a person who has prior convictions or anyone whom the administrative enforcement committee of the Israel Securities Law 5728-1968 (the “Israel Securities Law”) prohibits from serving as a director.

I am aware that this statement shall be presented at the Annual General Meeting of Shareholders of the Company in which my election shall be considered, and that pursuant to Section 241 of the Israeli Companies Law it shall be kept in the Company’s registered office and shall be available for review by any person.

Should a concern arise of which I will be aware and/or that will be brought to my attention, pursuant to which I will no longer fulfill one or more of the requirements and/or the declarations set forth above, I shall notify the Company immediately, in accordance with Section 227A of the Israeli Companies Law.

IN WITNESS WHEREOF, the undersigned has signed this statement as of the date set forth above.

Name: _________________

Date: __________________

1 As of the date hereof, Section 226 of the Israeli Companies Law generally provides that a candidate shall not be appointed as a director of a public company (i) if the person was convicted of an offense not listed below but the court determined that due to its nature, severity or circumstances, he/she is not fit to serve as a director of a public company for a period that the court determined which shall not exceed five years from judgment or (ii) if he/she has been convicted of one or more offences specified below, unless five years have elapsed from the date the convicting judgment was granted or if the court has ruled, at the time of the conviction or thereafter, that he/she is not prevented from serving as a director of a public company:

(1)
offenses under Sections 290-297 (bribery), 392 (theft by an officer), 415 (obtaining a benefit by fraud), 418-420 (forgery), 422-428 (fraudulent solicitation, false registration in the records of a legal entity, manager and employee offences in respect of a legal entity, concealment of information and misleading publication by a senior officer of a legal entity, fraud and breach of trust in a legal entity, fraudulent concealment, blackmail using force, blackmail using threats) of the Israel Penal Law 5737-1997; and offences under sections 52C, 52D (use of inside information), 53(a) (offering shares to the public other than by way of a prospectus, publication of a misleading detail in the prospectus or in the legal opinion attached thereto, failure to comply with the duty to submit immediate and period reports) and 54 (fraud in securities) of the Israel Securities Law;

(2)	conviction by a court outside of the State of Israel of an offense of bribery, fraud, offenses of directors/managers in a corporate body or exploiting inside information.

2 As of the date hereof, Section 226A of the Israeli Companies Law provides that if the administrative enforcement committee of the Israel Securities Authority has imposed on a person enforcement measures that prohibited him/her from holding office as director of a public company, that person shall not be appointed as a director of a public company in which he/she is prohibited to serve as a director according to this measure.

3 As of the date hereof, Section 227 of the Israeli Companies Law provides that a candidate shall not be appointed as a director of a company if he/she is a minor, legally incompetent, was declared bankrupt and not discharged, and with respect to a corporate body – in case of its voluntary dissolution or if a court order for its dissolution was granted.

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